AURORA CANNABIS INC.

Interim Condensed Consolidated Financial Statements
(Unaudited)

For the three and six months ended September 30, 2025 and 2024
(in Canadian Dollars)

AURORA CANNABIS INC.
Interim Condensed Consolidated Statements of Financial Position
(Unaudited)

($ thousands)	Note	September 30, 2025	March 31, 2025
		$	$
Assets
Current assets
Cash and cash equivalents		95,689	137,921
Restricted cash	10, 2(c)	46,257	47,407
Accounts receivable		46,734	42,470
Biological assets	3	41,190	51,168
Inventory	4, 2(c)	180,774	187,925
Prepaids and other current assets		11,438	11,215
Assets held for sale		1,763	222
		423,845	478,328

Property, plant and equipment	2(c)	262,194	268,107
Deposits and other long-term assets		5,646	7,722
Lease receivable		4,481	5,256
Intangible assets	5	34,985	45,163
Goodwill	5	25,594	43,871
Deferred tax assets	2(c)	118	4,219
Total assets		756,863	852,666

Liabilities
Current liabilities
Accounts payable and accrued liabilities		49,345	73,605
Income taxes payable		6,200	7,601
Deferred revenue		1,439	1,074
Loans and borrowings - current portion	6	59,757	21,513
Lease liabilities - current portion		5,588	5,381
Provisions		1,787	1,689
		124,116	110,863

Loans and borrowings	6	—	40,194
Lease liabilities	2(c)	34,991	37,495
Derivative liabilities	8(e), 13	7,554	5,531
Other long-term liabilities	13	19,620	48,095
Deferred tax liabilities		3,482	1,897
Total liabilities		189,763	244,075

Shareholders’ equity
Share capital	7	6,995,098	6,991,154
Contributed surplus	8	158,753	158,970
Accumulated other comprehensive income (loss)		(215,987)	(215,208)
Retained earnings (deficit)	2(c)	(6,405,953)	(6,367,745)
Equity attributable to Aurora Cannabis Inc. shareholders		531,911	567,171
Non-controlling interests		35,189	41,420
Total shareholders’ equity		567,100	608,591
Total liabilities and shareholders’ equity		756,863	852,666

Commitments and Contingencies (Note 14).
Subsequent Event (Note 15).

See accompanying notes to these interim condensed consolidated financial statements.

AURORA CANNABIS INC.
Interim Condensed Consolidated Statements of Income (loss) and Comprehensive Income (loss)
(Unaudited)

		Three months ended September 30,		Six months ended September 30,
($ thousands)	Note	2025	2024(1)	2025	2024(1)
		$	$	$	$
Revenue	11	96,291	88,933	200,746	180,970
Excise taxes		(5,925)	(7,811)	(12,357)	(16,413)
Net revenue		90,366	81,122	188,389	164,557

Cost of sales	4, 2(c)	54,737	41,904	116,792	96,843
Gross profit before fair value adjustments		35,629	39,218	71,597	67,714

Loss on changes in fair value of inventory and biological assets sold	3, 4	40,733	36,027	77,408	69,075
Gain on changes in fair value of biological assets	3	(37,395)	(38,999)	(66,053)	(86,468)
Gross profit		32,291	42,190	60,242	85,107

Expense
General and administration	2(c)	27,464	22,265	56,092	45,018
Sales and marketing		14,329	13,721	28,784	27,745
Business development costs		321	991	682	1,992
Research and development		904	975	1,733	1,962
Depreciation and amortization		2,898	2,366	4,612	4,480
Share-based compensation	8	4,969	4,468	7,155	7,487
		50,885	44,786	99,058	88,684

Other income (expenses)
Interest and other income		1,848	2,968	3,816	6,314
Finance and other costs	2(c), 6	(2,222)	(2,165)	(3,997)	(3,926)
Foreign exchange gain (loss)		3,533	2,116	3,594	3,959
Other gains (loss)		886	47	1,470	3,547
Impairment of property, plant and equipment		(525)	—	(525)	(129)
Impairment of intangible assets and goodwill	5	(31,901)	—	(31,901)	—
		(28,381)	2,966	(27,543)	9,765

Income (loss) before Income tax recovery (expense)		(46,975)	370	(66,359)	6,188

Income tax recovery (expense)
Current		(474)	(964)	(369)	(1,785)
Deferred, net	2(c)	(5,716)	2,029	(5,818)	482
		(6,190)	1,065	(6,187)	(1,303)

Net income (loss) from continuing operations		(53,165)	1,435	(72,546)	4,885
Net income (loss) from discontinued operations, net of tax		116	(14,640)	(368)	(14,336)

Net income (loss)		(53,049)	(13,205)	(72,914)	(9,451)
(1) Certain previously reported amounts are revised (Note 2(c)).
See accompanying notes to these interim condensed consolidated financial statements.

AURORA CANNABIS INC.
Interim Condensed Consolidated Statements of Income (loss) and Comprehensive Income (loss)
(Unaudited)

		Three months ended September 30,		Six months ended September 30,
($ thousands)	Note	2025	2024(1)	2025	2024(1)
		$	$	$	$
Net income (loss) from continuing operations		(53,165)	1,435	(72,546)	4,885
Net income (loss) from discontinued operations, net of tax		116	(14,640)	(368)	(14,336)
Net income (loss)		(53,049)	(13,205)	(72,914)	(9,451)

Other comprehensive income (loss) that may be reclassified to net income (loss)
Foreign currency translation gain (loss)		(94)	(5,989)	(779)	(8,229)
Total other comprehensive income (loss)		(94)	(5,989)	(779)	(8,229)

Comprehensive income (loss) from continuing operations		(53,259)	(4,554)	(73,325)	(3,344)
Comprehensive income (loss) from discontinued operations		116	(14,640)	(368)	(14,336)
Comprehensive income (loss)		(53,143)	(19,194)	(73,693)	(17,680)

Net income (loss) from continuing operations attributable to:
Aurora Cannabis Inc.		(51,590)	2,359	(66,315)	7,181
Non-controlling interests		(1,575)	(924)	(6,231)	(2,296)
		(53,165)	1,435	(72,546)	4,885
Net income (loss) from discontinued operations attributable to:
Aurora Cannabis Inc.		116	(14,640)	(368)	(14,336)
Non-controlling interests		—	—	—	—
		116	(14,640)	(368)	(14,336)
Comprehensive income (loss) attributable to:
Aurora Cannabis Inc.		(51,568)	(18,270)	(67,462)	(15,384)
Non-controlling interests		(1,575)	(924)	(6,231)	(2,296)
		(53,143)	(19,194)	(73,693)	(17,680)
Net income (loss) per share - basic and diluted
Continuing operations	9	($0.91)	$0.04	($1.18)	$0.13
Discontinued operations	9	$0.00	($0.27)	($0.01)	($0.26)
Total operations	9	($0.91)	($0.23)	($1.19)	($0.13)
(1) Certain previously reported amounts are revised (Note 2(c)).
See accompanying notes to these interim condensed consolidated financial statements.

AURORA CANNABIS INC.
Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity
(Unaudited)

		Share Capital
($ thousands)	Note	Common Shares	Amount	Contributed Surplus	Accumulated Other Comprehensive Income (Loss)	Deficit	Non-Controlling Interests	Total
		#	$	$	$	$	$	$
Balance, March 31, 2025		56,234,231	6,991,154	158,970	(215,208)	(6,367,745)	41,420	608,591
Share issuance costs		—	(89)	—	—	—	—	(89)
Exercise of stock options	8(a)	17,974	210	(74)	—	—	—	136
Shares issued under share-based compensation plans	8	323,092	3,823	(3,823)	—	—	—	—
Share-based compensation	8	—	—	3,680	—	—	—	3,680
Put option liability		—	—	—	—	28,475	—	28,475
Comprehensive income (loss)		—	—	—	(779)	(66,683)	(6,231)	(73,693)
Balance, September 30, 2025		56,575,297	6,995,098	158,753	(215,987)	(6,405,953)	35,189	567,100

		Share Capital
($ thousands)	Note	Common Shares	Amount	Contributed Surplus	Accumulated Other Comprehensive Income (Loss)	Deficit(1)	Non-Controlling Interests	Total
		#	$	$	$	$	$	$
Balance, March 31, 2024		54,545,797	6,971,416	162,351	(206,058)	(6,368,200)	42,097	601,606
Share issuance costs		—	(106)	—	—	—	—	(106)
Shares issued under share-based compensation plans	8	317,161	5,733	(5,606)	—	—	—	127
Share-based compensation	8	—	—	5,115	—	—	—	5,115
Put option liability		—	—	—	—	(7,987)	—	(7,987)
Comprehensive income (loss)		—	—	—	(8,229)	(7,155)	(2,296)	(17,680)
Balance, September 30, 2024		54,862,958	6,977,043	161,860	(214,287)	(6,383,342)	39,801	581,075
(1) Certain previously reported amounts are revised (Note 2(c)).
See accompanying notes to these interim condensed consolidated financial statements.

AURORA CANNABIS INC.
Interim Condensed Consolidated Statements of Cash Flows

		Six months ended September 30,
	Note	2025	2024(1)
		$	$
Operating activities
Net income (loss) from continuing operations		(72,546)	4,885
Adjustments for non-cash items:
Unrealized gain on changes in fair value of biological assets		(66,053)	(86,468)
Changes in fair value of inventory and biological assets sold		77,408	69,075
Depreciation of property, plant and equipment		12,076	10,803
Amortization of intangible assets		341	361
Share-based compensation	8	7,155	7,487
Impairment of property, plant and equipment		525	129
Impairment of intangible assets and goodwill	5	31,901	—
Net interest accrual and accretion		206	1,350
Interest and other income		134	—
Deferred tax recovery (expense)		5,696	(484)
Other gain (loss)		(1,470)	(3,548)
Foreign exchange gain (loss)		(3,614)	(3,959)
Deferred compensation amortization		1,902	1,780
Cash provided by (used in) operating activities from continuing operations before changes in non-cash working capital		(6,339)	1,411
Changes in non-cash working capital	10	(23,900)	(16,844)
Net cash provided by (used in) operating activities from continuing operations		(30,239)	(15,433)
Net cash used in operating activities from discontinued operations		(39)	(1,083)
Net cash provided by (used in) operating activities		(30,278)	(16,516)

Investing activities
Proceeds from disposal of marketable securities		—	5,488
Purchase of property, plant and equipment and intangible assets		(11,392)	(9,696)
Proceeds from disposal of property, plant and equipment and assets held for sale		761	1,384
Changes in restricted cash	2(c)	816	(903)
Net cash provided by (used in) investing activities		(9,815)	(3,727)

Financing activities
Proceeds from loans and borrowings	6	456	6,346
Repayment of loans and borrowings	6	(2,476)	(6,108)
Net principal payments of lease liabilities		(2,948)	(2,577)
Proceeds from stock option exercise		30	126
Cash provided by (used in) financing activities		(4,938)	(2,213)
Net cash provided by (used in) financing activities from discontinued operations		—	(131)
Net cash provided by (used in) financing activities		(4,938)	(2,344)
Effect of foreign exchange on cash and cash equivalents		2,799	(5,939)
Increase (decrease) in cash and cash equivalents		(42,232)	(28,526)
Cash and cash equivalents, beginning of period	2(c)	137,921	136,095
Cash and cash equivalents, end of period	2(c)	95,689	107,569
(1) Certain previously reported amounts are revised (Note 2(c)).
See accompanying notes to these interim condensed consolidated financial statements.

AURORA CANNABIS INC.
Notes to the Interim Condensed Consolidated Financial Statements
Three and six months ended September 30, 2025 and 2024
($ thousands of Canadian dollars, unless otherwise noted)

Note 1    Nature of Operations

Aurora Cannabis Inc.’s (the “Company” or “Aurora”) principal strategic business lines are focused on the production, distribution and sale of cannabis products in Canada and internationally. The Company currently conducts the following key business activities in the jurisdictions listed below:

•Production, distribution and sale of medical and consumer cannabis products in Canada pursuant to the Cannabis Act;
•Production and distribution of wholesale medical cannabis in the European Union (“EU”) pursuant to the German Medicinal Products Act and German Narcotic Drugs Act; and
•Distribution of wholesale medical cannabis in various international markets, including Australia, New Zealand, and the Caribbean.

The Company has a 50.1% controlling interest in Bevo Agtech Inc. (“Bevo”), the sole parent of Bevo Farms Ltd., a key supplier of propagated vegetables and ornamental plants in North America. Due to the nature of the plant propagation business, which delivers higher revenue in the late winter and spring months as orders are fulfilled, there is seasonality reflected in the results of operations.

The Company’s head office and principal address is 2207 90B St. SW Edmonton, Alberta T6X 0J9, Canada. The Company’s registered and records office address is Suite 1700, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8.

Note 2    Material Accounting Policies and Judgments

Preparation of these interim condensed consolidated financial statements requires management to make certain judgments, estimates and assumptions based on existing knowledge that affect the application of accounting policies and reported amounts and disclosures. Actual results could differ from these estimates and assumptions. In particular, the impact of geopolitical events, such as imposed tariffs in the North American market, could materially impact customer and supplier arrangements, namely within the plant propagation segment, as well as interest and inflation rates, resulting in increased volatility and near-term uncertainty. Management has, to the extent reasonable, incorporated known facts and circumstances into estimates made, however actual results could differ from those estimates and those differences could be material. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

(a)    Basis of Presentation and Measurement

The Company’s unaudited interim condensed consolidated financial statements are prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Unless otherwise noted, all amounts are presented in thousands of Canadian dollars, except share and per share data.

The interim condensed consolidated financial statements do not include all disclosures normally provided in annual audited consolidated financial statements and should be read in conjunction with the Company’s March 31, 2025 audited annual consolidated financial statements.

Certain financial balances from fiscal 2025 have been reclassified in the interim condensed consolidated statements of income (loss) and comprehensive income (loss) and interim condensed consolidated statements of cash flows. In management’s opinion, the interim financial statements include all adjustments necessary to fairly present such information in all material respects (Note 2(c)).

These interim condensed consolidated financial statements were authorized for issue by the Audit Committee of the Board of Directors on November 4, 2025.

(b)    Basis of Consolidation

These interim condensed consolidated financial statements include the financial results of the Company and its subsidiaries. Subsidiaries include entities which are wholly-owned as well as entities over which Aurora has the authority or ability to exert control over the investee’s financial and/or operating decisions (i.e. control), which in turn may affect the Company’s exposure or rights to the variable returns from the investee. The interim condensed consolidated financial statements include the operating results of acquired or disposed entities from the date control is obtained or the date control is lost, respectively. All intercompany balances and transactions are eliminated upon consolidation.

(c) Revisions to Previously Issued Financial Statements

As previously disclosed in the Company’s March 31, 2025 audited annual consolidated financial statements, in connection with the audit of the annual consolidated financial statements as at and for the year ended March 31, 2025, the Company identified an error in inventory and cost of sales arising from intercompany profit eliminations, resulting in an overstatement of inventory and understatement of cost of sales. Additionally, the Company understated its lease liability during a period in which a rent concession was granted by the lessor. In respect of the Company’s presentation of cash and cash equivalents and restricted cash, the Company determined that certain previously reported restricted cash held within its captives was accessible to the Company and therefore not restricted. The unrestricted portion was reclassified to cash and cash equivalents. The Company concluded an amendment of previously-filed audited consolidated financial statements and unaudited interim condensed consolidated financial statements was not required. The revisions are reflected in the comparative period of the Company’s prospective interim condensed consolidated financial statements filings. Refer to note 2(j) to the Company’s consolidated financial statements as at and for the year ended March 31, 2025.

AURORA CANNABIS INC.
Notes to the Interim Condensed Consolidated Financial Statements
Three and six months ended September 30, 2025 and 2024
($ thousands of Canadian dollars, unless otherwise noted)

Note 3    Biological Assets

The following is a breakdown of biological assets:

	September 30, 2025	March 31, 2025
	$	$
Indoor cannabis production facilities	17,380	18,368
Plant propagation production facilities	23,090	32,800
Outdoor cannabis production facilities	720	—
	41,190	51,168

The changes in the carrying value of biological assets during the period are as follows:

$
Balance, March 31, 2025	51,168
Production costs capitalized	55,809
Sale of biological assets	(40,135)
Change in biological asset provision	244
Foreign currency translation	64
Gain (loss) on changes in fair value of biological assets	66,053
Transferred to inventory upon harvest	(92,013)
Balance, September 30, 2025	41,190

During the three and six months ended September 30, 2025, biological assets expensed to cost of sales of $14.0 million and $40.1 million, respectively, (three and six months ended September 30, 2024 – $8.0 million and $30.6 million, respectively) including $2.1 million and $7.4 million, respectively, (three and six months ended September 30, 2024 – $1.0 million and $4.9 million, respectively) related to the changes in fair value of biological assets sold.

a) Indoor cannabis production facilities

As of September 30, 2025, the weighted average fair value less cost to complete and cost to sell a gram of dried cannabis produced at the Company’s indoor cannabis cultivation facilities was $3.18 per gram (March 31, 2025 – $3.62 per gram) and the stage of completion of indoor cannabis was 47% (March 31, 2025 - 44%).

The following table highlights the sensitivities and impact of changes in significant assumptions on the fair value of biological assets grown at indoor cannabis production facilities:

Significant inputs & assumptions(1)	Range of inputs		Sensitivity	Impact on fair value
	September 30, 2025	March 31, 2025		September 30, 2025	March 31, 2025
Average selling price per gram	$6.39	$6.61	Increase or decrease of $1.00 per gram	$3,250	$3,401
Weighted average yield (grams per plant)	83.69	73.46	Increase or decrease by 5 grams per plant	$1,542	$1,823
Cost per gram to complete production	$1.42	$1.40	Increase or decrease of $1.00 per gram	$3,250	$3,466
(1)Significant inputs and assumptions are in whole numbers as indicated.

During the three and six months ended September 30, 2025, the Company’s indoor cannabis biological assets produced 12,934 and 24,624 kilograms, respectively, of dried cannabis (three and six months ended September 30, 2024 – 11,364 and 23,108 kilograms, respectively).

AURORA CANNABIS INC.
Notes to the Interim Condensed Consolidated Financial Statements
Three and six months ended September 30, 2025 and 2024
($ thousands of Canadian dollars, unless otherwise noted)

b) Plant propagation production facilities

The following table highlights the sensitivities and impact of changes in significant assumptions on the fair value of biological assets grown at plant propagation production facilities:

Significant inputs & assumptions(1)	Range of inputs		Sensitivity	Impact on fair value
	September 30, 2025	March 31, 2025		September 30, 2025	March 31, 2025
Average selling price per floral/bedding plant	$4.61	$7.38	Increase or decrease by 10%	$1,712	$2,963
Average stage of completion in the production process	68%	69%	Increase or decrease by 10%	$898	$1,894
(1)Significant inputs and assumptions are in whole numbers as indicated.

As of September 30, 2025, the weighted average fair value less cost to complete and cost to sell per propagation plant was $3.11 per plant March 31, 2025 – $3.77).

Note 4    Inventory

	September 30, 2025			March 31, 2025
	Capitalized cost	Fair value adjustment	Carrying value	Capitalized cost	Fair value adjustment	Carrying value
	$	$	$	$	$	$
Harvested cannabis
Work-in-process	50,203	51,076	101,279	40,369	52,740	93,109
Finished goods	20,069	22,886	42,955	20,655	30,267	50,922
	70,272	73,962	144,234	61,024	83,007	144,031
Extracted cannabis
Work-in-process	10,760	6,531	17,291	10,980	4,917	15,897
Finished goods	6,419	861	7,280	12,998	2,686	15,684
	17,179	7,392	24,571	23,978	7,603	31,581

Supplies and consumables	10,782	—	10,782	11,402	—	11,402

Merchandise and accessories	1,187	—	1,187	911	—	911

Ending balance	99,420	81,354	180,774	97,315	90,610	187,925

During the three and six months ended September 30, 2025, inventory expensed to cost of sales was $81.5 million and $154.1 million, respectively, (three and six months ended September 30, 2024 – $69.9 million and $135.3 million, respectively), which included $38.6 million and $70.0 million, respectively (three and six months ended September 30, 2024 – $35.0 million and $64.2 million, respectively) related to the changes in fair value of inventory sold.
During the three and six months ended September 30, 2025, the Company recognized $26.5 million and $39.4 million, respectively, in inventory provisions (three and six months ended September 30, 2024 – $15.0 million and $30.8 million, respectively) consisting of cost of sales of $11.8 million and $17.7 million, respectively (three and six months ended September 30, 2024 – $3.5 million and $5.6 million, respectively) and changes in fair value of inventory sold of $14.7 million and $21.7 million, respectively (three and six months ended September 30, 2024 – $11.5 million and $25.2 million, respectively).

Note 5    Intangible Assets and Goodwill

At the end of each reporting period, the Company assesses whether events or changes in circumstances have occurred that would indicate that a cash generating unit (“CGU”) or group of CGUs may be impaired. The Company considers external and internal factors, including overall financial performance, market expectations and relevant entity-specific factors.

The Company has two reportable operating segments: (i) Cannabis and (ii) Plant Propagation. The Cannabis segment comprises the Canadian, EU and Australian CGUs and Plant Propagation comprises of a single CGU. Goodwill of $25.6 million (March 31, 2025 – $25.2 million) from the acquisition of MRA was allocated to the Cannabis segment and goodwill of nil (March 31, 2025 – $18.7 million)) from the Bevo acquisition was allocated to the Plant Propagation segment.

AURORA CANNABIS INC.
Notes to the Interim Condensed Consolidated Financial Statements
Three and six months ended September 30, 2025 and 2024
($ thousands of Canadian dollars, unless otherwise noted)

CGU and Goodwill Impairments

During the three months ended September 30, 2025, impairment indicators were identified for the Australian Cannabis and Plant Propagation CGUs. The recoverable amounts were determined based on fair value less cost to dispose (“FVLCD”) using Level 3 inputs in a discounted cash flow (“DCF”) analysis.

The significant assumptions applied in the determination of the recoverable amounts are described below:

i.Cash flows: Estimated cash flows were projected based on actual operating results from internal sources as well as industry and market trends. Estimated cash flows are primarily driven by forecasted revenues, gross margins and earnings before interest, taxes, depreciation and amortization (EBITDA) margins. The Australian Cannabis CGU forecasts are extended to a total of 4 years (and a terminal year thereafter). The Plant Propagation CGU forecasts are extended to a total of 7 years (and a terminal year thereafter). The Company extended the forecast period an additional three years to account for the maturation of the new orchid business.
ii.Terminal value growth rate: The terminal growth rate was based on historical and projected consumer price inflation, historical and projected economic indicators, and projected industry growth;
iii.Post-tax discount rate: The post-tax discount rate is reflective of the CGU’s Weighted Average Cost of Capital (“WACC”). The WACC was estimated based on the risk-free rate, equity risk premium, beta adjustment to the equity risk premium based on a direct comparison approach, an unsystematic risk premium, and after-tax cost of debt based on corporate bond yields; and
iv.Tax rate: The tax rates used in determining the future cash flows were those substantively enacted at the respective valuation date.

The following table outlines the key assumptions used in calculating the recoverable amount for the CGUs and operating segment tested for impairment as at September 30, 2025 and January 1, 2025:

	Indefinite life intangible Impairment Testing		Goodwill impairment testing
	Plant Propagation CGU	Australia Cannabis CGU	Plant Propagation
September 30, 2025
Terminal value growth rate	2.5%	2.5%	2.5%
Discount rate	10.3%	10.0%	10.3%
Fair value less cost to dispose	$120,840	$1,158	$120,840
Carrying value	$149,041	$14,374	$149,041

	Indefinite life intangible impairment testing		Goodwill impairment testing
	Plant Propagation	Australia Cannabis CGU	Plant Propagation
January 1, 2025
Terminal value growth rate	3.0%	3.0%	3.0%
Discount rate	11.0%	10.3%	11.0%
Fair value less cost to dispose	$194,294	$23,325	$194,294
Carrying value	$185,156	$14,338	$185,156

CGU impairment

Australia Cannabis CGU

The Company’s Australian Cannabis CGU represents its operations dedicated to distribution and sale of cannabis products within Australia and New Zealand. The Australian marketplace is experiencing increasing competition, resulting in lower than expected revenue. In addition to the key assumptions noted above, forecasted earnings before interest, taxes, depreciation and amortization (EBITDA) margins range from negative 10.3% to positive 1.7% (March 31, 2025, 0.4% - 3.7%) and is a key assumption in determining the recoverable amount of the Australian Cannabis CGU. As at September 30, 2025, the carrying value exceeded the recoverable amount and therefore an impairment to intangible assets of $13.2 million (three and six months ended September 30, 2024 – nil) was recognized in the interim condensed consolidated statements of income (loss) and comprehensive income (loss).

Plant Propagation Segment and CGU

The Company’s Plant Propagation CGU is dedicated to the propagation of vegetables and ornamental plants within North America and is the single CGU in the Company’s Plant Propagation operating segment. The plant propagation business experienced operational challenges, which is expected to impact revenue and gross margin for the next two years given growth cycle of certain plants in addition to a slower ramp up of the orchid business. In addition to the key assumptions noted above, gross margin forecasted ranges from 19% to 29% (March 31, 2025, 27.8% –

AURORA CANNABIS INC.
Notes to the Interim Condensed Consolidated Financial Statements
Three and six months ended September 30, 2025 and 2024
($ thousands of Canadian dollars, unless otherwise noted)

33.2%) and EBITDA margins range from 10% – 22% (March 31, 2025, 20% – 25%). As at September 30, 2025, the carrying value exceeded the recoverable amount and therefore an impairment to goodwill of $18.7 million (three and six months ended September 30, 2024 – nil) was recognized in the interim condensed consolidated statements of income (loss) and comprehensive income (loss).

Note 6    Loans and Borrowings
On August 25, 2022, through the acquisition of a controlling interest of 50.1% in Bevo, the Company acquired the loans under Bevo’s credit facility (the “Credit Agreement”). The Credit Agreement includes two term loans (“Term Facility 1” and “Term Facility 2”, together the “Term Facilities”) and a Revolver.
On January 21, 2025, the Credit Agreement was amended (“Amended Credit Agreement”), resulting in the settlement of Term Facility 1 with a new loan agreement in the amount of $43.0 million. This includes transfers from the Revolver of $4.0 million and from Term Facility 2 of $5.0 million, which was substantially modified in the Amended Credit Agreement. Additionally, the maturity date of the Term Facilities and Revolver were extended to October 20, 2028 and quarterly interest is variable based on daily CORRA, plus an adjustment factor of 0.3%, plus an applicable margin ranging from 1.50% and 3.00%. The Term Facilities and Revolver are secured against all of Bevo’s propagation facilities. The terms of the Amended Credit Agreement are subject to customary financial and non-financial covenants.
Bevo was not in compliance with its fixed charge coverage ratio financial covenant as at September 30, 2025 and June 30, 2025. Accordingly, the Term Facilities are classified as current in the interim condensed consolidated statements of financial position. In addition, subsequent to June 30, 2025, Bevo was not in compliance with a non-financial covenant to provide audited financial statements. Bevo is in discussions with the lender to obtain a waiver for the breaches and enter into an amended credit agreement, which is expected to be executed in the third quarter of fiscal 2026.
(a) Term Facilities
The changes in the carrying value of the Term Facilities are as follows:

Term Facilities
$
Balance, March 31, 2025	42,493
Interest accretion	70
Principal repayments	(1,171)
Balance, September 30, 2025	41,392
Term Facility 1

The Company currently makes quarterly repayments of $0.5 million, with the balance outstanding payable upon maturity. As at September 30, 2025, the amount outstanding was $41.0 million (March 31, 2025 – $42.0 million) with an average borrowing rate of 5.97% and an effective interest rate of 6.31%.
Term Facility 2
The Amended Credit Agreement allows for multiple advances to a maximum of $6.0 million. Quarterly repayments are required and are based on the amounts drawn upon, with the balance outstanding payable upon maturity. As at September 30, 2025, the total amount drawn from Term Facility 2 was $0.4 million (March 31, 2025 – $0.5 million) with a borrowing rate and effective interest rate of 5.97%.
(b) Revolver
The total borrowings available under the revolver is $18.0 million until maturity of October 20, 2028. Interest payments are based on daily CORRA, plus an adjustment factor of 0.3%, plus an applicable margin ranging from 1.50% and 3.00%. The undrawn balance of the revolver is subject to a stand-by fee between 0.4% and 0.6%. As at September 30, 2025, the total amount drawn from the revolver was $16.8 million (March 31, 2025 – $16.7 million), with a borrowing rate of 7.00%. The Revolver is classified as current on the interim condensed consolidated statements of financial position.
(c) Creditor Agreement
On March 18, 2024, the Company entered into an unsecured Pari Passu Creditor Agreement (“Creditor Agreement”) with Bevo, in which participating shareholders of Bevo provided funds pursuant to the Creditor Agreement. The Creditor Agreement was for a total loan of $5.0 million, $2.5 million of which was funded by the Company and bears interest at a fixed rate of 14.0% per annum. The principal and accrued interest were originally due on May 31, 2025, however this was subsequently amended to extend the maturing date until October 31, 2025 and increases the interest rate to 17.0% per annum during the extension period. As a result of the breach in financial covenant under the Credit Agreement, the principal under the Creditor Agreement shall not be payable to Bevo shareholders until Bevo obtains additional financing from participating shareholders of Bevo and approval from the lender of the Credit Agreement, which is expected to be executed in the third quarter of fiscal 2026.

During the three and six months ended September 30, 2025, the Company advanced additional funds totaling $3.7 million. The Company’s total advances of $6.2 million, together with accrued interest are eliminated upon consolidation.

AURORA CANNABIS INC.
Notes to the Interim Condensed Consolidated Financial Statements
Three and six months ended September 30, 2025 and 2024
($ thousands of Canadian dollars, unless otherwise noted)

During the six months ended September 30, 2025, Bevo repaid $1.0 million to the other participating shareholders, resulting in a remaining balance of $1.6 million, including accrued interest and is classified as current on the interim condensed consolidated statements of financial position.

During the three and six months ended September 30, 2025, total interest expense for loans and borrowings of $1.4 million and $2.5 million, respectively (three and six months ended September 30, 2024 – $1.3 million and $2.6 million, respectively) was recognized as finance and other costs in the interim condensed consolidated statements of income (loss) and comprehensive income (loss). Accrued interest of $0.2 million (March 31, 2025 – $0.3 million) is recorded in accounts payable and accrued liabilities on the interim condensed consolidated statements of financial position.

Note 7    Share Capital

(a)    Authorized

The authorized share capital of the Company is comprised of the following:

i.Unlimited number of common voting shares without par value (“Common Shares”).
ii.Unlimited number of Class “A” Shares each with a par value of $1.00.
iii.Unlimited number of Class “B” Shares each with a par value of $5.00.

(b)     Shares Issued and Outstanding

At September 30, 2025, 56,575,297 Common Shares (March 31, 2025 – 56,234,231) were issued and outstanding. As at September 30, 2025, no Class “A” Shares and no Class “B” Shares were issued and outstanding.

(c)     Share Purchase Warrants

A summary of warrants outstanding is as follows:

	Warrants	Weighted Average Exercise Price
	#	$
Balance, March 31, 2025	7,063,862	46.22
Expired	(7,052,121)	44.07
Balance, September 30, 2025	11,741	111.06

Note 8    Share-Based Compensation

(a)     Stock Options

The Option Plan provides the right for directors, officers, employees and consultants to purchase shares at a specified price (exercise price) in the future. The stock options have a service requirement of three years, vest 1/3 on the anniversary of the grant date and are amortized on an accelerated basis over that period. Stock options expire after five years.

A summary of stock options outstanding is as follows:

	Stock options	Weighted average exercise price
	#	$
Balance, March 31, 2025	1,760,720	61.68
Granted	435,819	5.90
Exercised	(17,974)	7.60
Forfeited	(20,252)	7.59
Expired	(30,145)	184.89
Balance, September 30, 2025	2,128,168	49.21

AURORA CANNABIS INC.
Notes to the Interim Condensed Consolidated Financial Statements
Three and six months ended September 30, 2025 and 2024
($ thousands of Canadian dollars, unless otherwise noted)

The following table summarizes the stock options that are outstanding as at September 30, 2025:

Exercise Price	Expiry Date	Weighted average remaining life	Options outstanding	Options exercisable
$			#	#
5.90 - 23.80	May 31, 2027 - June 24, 2030	3.44	1,953,567	868,545
48.60 - 178.40	November 30, 2025 - February 28, 2027	0.85	112,220	112,220
1,240.80	March 13, 2026	0.45	62,381	62,381
			2,128,168	1,043,146

During the three and six months ended September 30, 2025, stock option expense of $0.6 million and $1.3 million, respectively (three and six months ended September 30, 2024 – $0.8 million and $1.6 million, respectively) was recognized in share-based compensation in the interim condensed consolidated statements of income (loss) and comprehensive income (loss).

(b)     Restricted Share Units (“RSU”)

Under the terms of the Company’s Restricted Share Unit Plan (the “RSU Plan”), officers, employees and consultants of the Company may be granted RSUs that are released as Common Shares upon completion of the vesting period. Each RSU gives the participant the right to receive one common share of the Company. The RSUs have a service requirement of three years, vest 1/3 on the anniversary of the grant date and are amortized on an accelerated basis over that period and expire after three years.

A summary of the RSUs outstanding are as follows:

RSUs
#
Balance, March 31, 2025	757,339
Issued	753,398
Vested	(386,385)
Forfeited	(36,799)
Balance, September 30, 2025	1,087,553

During the three and six months ended September 30, 2025, RSU expense of $1.1 million and $2.0 million, respectively (three and six months ended September 30, 2024 – $1.5 million and $2.7 million, respectively) was recognized in share-based compensation in the interim condensed consolidated statements of income (loss) and comprehensive income (loss).

(c)     Deferred Share Units (“DSU”)

Under the terms of the Company’s Non-Employee Directors Deferred Share Unit Plan (the “DSU Plan”), non-employee directors of the Company may be granted DSUs. Each non-employee director is entitled to redeem their DSUs for a period of 180 days following their termination date, being the date of their retirement from the Board. The DSUs can be redeemed, at the Company’s sole discretion, for (i) cash; (ii) Common Shares issued from treasury; (iii) Common Shares purchased in the open market; or (iv) any combination of the foregoing. DSUs vest immediately upon grant and have no expiry date.

A summary of the DSUs outstanding are as follows:

DSUs
#
Balance, March 31, 2025	372,602
Issued(1)	82,000
Exercised	(61,202)
Balance, September 30, 2025	393,400
(1)Includes DSUs issued under cash settlement plan Note 8(e).

During the three and six months ended September 30, 2025, total DSU expense of $1.1 million and $1.2 million, respectively (three and six months ended September 30, 2024 – $0.7 million and $1.1 million, respectively) was recognized in share-based compensation in the interim condensed consolidated statements of income (loss) and comprehensive income (loss).

(d)     Performance Share Units (“PSUs”)

Under the terms of the Company’s Performance Share Unit Plan (the “PSU Plan”), officers, employees and consultants of the Company may be granted PSUs that are released as Common Shares or are paid in cash to the participant equal to the market price of Common Shares on the entitlement date multiplied by the number of performance share units being settled. In each case upon the 3-year cliff vesting date the

AURORA CANNABIS INC.
Notes to the Interim Condensed Consolidated Financial Statements
Three and six months ended September 30, 2025 and 2024
($ thousands of Canadian dollars, unless otherwise noted)

performance shares units are subject to performance conditions multiplied by the achieved performance ratio. If the performance criteria are not met at the time of vesting the PSU will expire. The PSUs are amortized on a straight line basis over the three year period and expire after three years.

A summary of the PSUs outstanding are as follows:

PSUs
#
Balance, March 31, 2025	1,164,474
Granted(1)	803,003
Vested	(6,270)
Forfeited	(28,023)
Cancelled/Expired	(119,796)
Balance, September 30, 2025	1,813,388
(1)Includes PSUs issued under cash settlement plan Note 8(e).

During the three and six months ended September 30, 2025, total PSU expense of $2.1 million and $2.6 million, respectively (three and six months ended September 30, 2024 – $1.4 million and $2.1 million, respectively) was recognized in share-based compensation in the interim condensed consolidated statements of income (loss) and comprehensive income (loss).

(e) Cash Settled DSUs and PSUs

During the three and six months ended September 30, 2025, the Company issued DSU’s and PSU’s, which will be settled in cash, pursuant to the DSU Plan and PSU Plan, respectively. The DSUs and PSUs issued under these plans are included in the continuities above.

The DSUs subject to cash settlement are classified as a derivative liability in the interim condensed consolidated statements of financial position and are initially measured at fair value. DSUs are issued in recognition of past service for Directors and are expensed immediately at fair value to share-based compensation expense in the interim condensed consolidated statements of income (loss) and comprehensive income (loss). The DSUs are remeasured each reporting period with the difference recorded to share-based compensation expense. Upon settlement, the DSU’s are re-measured and the derivative liability is extinguished at the remeasured amount. As at September 30, 2025, the related derivative liability was $2.8 million (March 31, 2025 – $2.0 million).

The PSUs subject to cash settlement are classified as a derivative liability in the interim condensed consolidated statements of financial position. They are initially measured at fair value using a Monte Carlo simulation model. The PSUs have a service requirement of three years and are amortized ratably over that period. The PSUs are re-measured at fair value each reporting period with the change in value reflected in share-based compensation expense. As at September 30, 2025, the related derivative liability was $4.6 million (March 31, 2025 – $2.4 million).

AURORA CANNABIS INC.
Notes to the Interim Condensed Consolidated Financial Statements
Three and six months ended September 30, 2025 and 2024
($ thousands of Canadian dollars, unless otherwise noted)

Note 9 Income (loss) per Share

The following is a reconciliation of basic income (loss) per share:

	Three months ended September 30,		Six months ended September 30,
	2025	2024	2025	2024
	$	$	$	$
Net income (loss) from continuing operations attributable to Aurora shareholders	($51,590)	$2,359	($66,315)	$7,181
Net income (loss) from discontinued operations attributable to Aurora shareholders	$116	($14,640)	($368)	($14,336)
Net income (loss) attributable to Aurora shareholders	($51,474)	($12,281)	($66,683)	($7,155)

Weighted average number of Common Shares outstanding	56,457,365	54,682,990	56,350,857	54,617,817

Basic income (loss) per share, continuing operations	($0.91)	$0.04	($1.18)	$0.13
Basic income (loss) per share, discontinued operations	$0.00	($0.27)	($0.01)	($0.26)
Basic income (loss) per share	($0.91)	($0.23)	($1.19)	($0.13)

The following is a reconciliation of diluted income (loss) per share:

	Three months ended September 30,		Six months ended September 30,
	2025	2024	2025	2024(1)
	$	$	$	$
Net income (loss) from continuing operations attributable to Aurora shareholders	($51,590)	$2,359	($66,315)	$7,181
Net income (loss) from discontinued operations attributable to Aurora shareholders	$116	($14,640)	($368)	$(14,336)
Net income (loss) attributable to Aurora shareholders	($51,474)	($12,281)	($66,683)	($7,155)

Weighted average number of Common Shares outstanding	56,457,365	54,682,990	56,350,857	54,617,817

Dilutive shares outstanding
Stock options	—	84,275	—	94,447
RSUs	490,851	1,052,474	—	999,113
PSUs	148,926	427,971	—	375,092
DSUs	56,755	71,398	—	71,398
	696,532	1,636,118	—	1,540,050

Weighted average dilutive Common Shares	57,153,897	56,319,108	56,350,857	56,157,867

Diluted income (loss) per share, continuing operations(1)	($0.91)	$0.04	($1.18)	$0.13
Diluted income (loss) per share, discontinued operations(1)	$0.00	($0.27)	($0.01)	($0.26)
Diluted income (loss) per share	($0.91)	($0.23)	($1.19)	($0.13)
(1)Diluted earnings per share is not applicable when the impact will decrease loss per share or increase earnings per share.

AURORA CANNABIS INC.
Notes to the Interim Condensed Consolidated Financial Statements
Three and six months ended September 30, 2025 and 2024
($ thousands of Canadian dollars, unless otherwise noted)

Note 10    Supplemental Cash Flow Information

The changes in non-cash working capital are as follows:

	Six months ended September 30,
	2025	2024
	$	$
Accounts receivable	(4,163)	9,086
Biological assets	(15,981)	(20,928)
Inventory	21,979	16,350
Prepaid and other current assets	(598)	(1,903)
Accounts payable and accrued liabilities	(24,254)	(20,636)
Income taxes payable	(1,401)	857
Deferred revenue	365	332
Provisions	153	(2)
Changes in non-cash working capital	(23,900)	(16,844)

Additional supplementary cash flow information is as follows:

	Six months ended September 30,
	2025	2024
	$	$
Property, plant and equipment in accounts payable	414	(682)
Right-of-use asset additions	—	6,106
Amortization of prepaids	8,893	6,184
Interest paid	3,202	1,701
Interest received	(2,727)	(4,268)
Income taxes paid	732	928
Included in restricted cash as of September 30, 2025 is $2.6 million (March 31, 2025 – $3.4 million) attributed to collateral held for letters of credit and corporate credit cards, $0.1 million (March 31, 2025 – $0.1 million) attributed to international subsidiaries and $43.6 million (March 31, 2025 – $43.9 million) of funds reserved for the segregated cell program for insurance coverage and not held for the purpose of meeting short term cash commitments.

AURORA CANNABIS INC.
Notes to the Interim Condensed Consolidated Financial Statements
Three and six months ended September 30, 2025 and 2024
($ thousands of Canadian dollars, unless otherwise noted)

Note 11    Revenue

The Company generates revenue from the transfer of goods at a point-in-time from the revenue streams below. Net revenue from sale of goods reflects the net of actual returns and estimated variable consideration for future returns and price adjustments. The estimated variable consideration is based on historical experience and management’s expectation of future returns and price adjustments.

Three months ended September 30, 2025	Medical	Consumer	Wholesale bulk cannabis	Total cannabis	Plant propagation	Total
	$	$	$	$	$	$
Canada	27,879	6,868	1,411	36,158	2,858	39,016
Australia and New Zealand	11,581	—	—	11,581	—	11,581
Europe	31,070	—	—	31,070	—	31,070
U.S.	—	—	—	—	8,699	8,699
Total net revenue	70,530	6,868	1,411	78,809	11,557	90,366

Three months ended September 30, 2024	Medical	Consumer	Wholesale bulk cannabis	Total cannabis	Plant propagation	Total
	$	$	$	$	$	$
Canada	26,269	10,422	750	37,441	3,043	40,484
Australia and New Zealand	15,082	—	—	15,082	—	15,082
Europe	19,965	—	—	19,965	—	19,965
U.S.	—	—	—	—	5,591	5,591
Total net revenue	61,316	10,422	750	72,488	8,634	81,122

Six months ended September 30, 2025	Medical	Consumer	Wholesale bulk cannabis	Total cannabis	Plant propagation	Total
	$	$	$	$	$	$
Canada	55,553	14,743	2,844	73,140	6,088	79,228
Australia and New Zealand	23,725	—	—	23,725	—	23,725
Europe	56,020	—	—	56,020	—	56,020
U.S.	—	—	—	—	29,416	29,416
Total net revenue	135,298	14,743	2,844	152,885	35,504	188,389

Six months ended September 30, 2024	Medical	Consumer	Wholesale bulk cannabis	Total cannabis	Plant propagation	Total
	$	$	$	$	$	$
Canada	53,386	21,955	2,370	77,711	5,658	83,369
Australia and New Zealand	24,431	—	—	24,431	—	24,431
Europe	30,700	—	—	30,700	—	30,700
U.S.	—	—	—	—	26,057	26,057
Total net revenue	108,517	21,955	2,370	132,842	31,715	164,557

AURORA CANNABIS INC.
Notes to the Interim Condensed Consolidated Financial Statements
Three and six months ended September 30, 2025 and 2024
($ thousands of Canadian dollars, unless otherwise noted)

Note 12    Segmented Information

Operating Segments	Cannabis	Plant propagation	Corporate	Total
	$	$	$	$
Three months ended September 30, 2025
Revenue	84,734	11,557	—	96,291
Excise tax	(5,925)	—	—	(5,925)
Net revenue	78,809	11,557	—	90,366
Cost of sales	42,210	12,527	—	54,737
Gross profit (loss) before fair value adjustments	36,599	(970)	—	35,629
General and administration	21,364	1,171	4,929	27,464
Sales and marketing	14,304	25	—	14,329

Three months ended September 30, 2024
Revenue	80,299	8,634	—	88,933
Excise tax	(7,811)	—	—	(7,811)
Net revenue	72,488	8,634	—	81,122
Cost of sales (Note 2(c))	34,193	7,711	—	41,904
Gross profit before fair value adjustments	38,295	923	—	39,218
General and administration (Note 2(c))	16,816	686	4,763	22,265
Sales and marketing	13,693	28	—	13,721

Operating Segments	Cannabis	Plant propagation	Corporate	Total
	$	$	$	$
Six months ended September 30, 2025
Revenue	165,242	35,504	—	200,746
Excise tax	(12,357)	—	—	(12,357)
Net revenue	152,885	35,504	—	188,389
Cost of sales	77,437	39,355	—	116,792
Gross profit before fair value adjustments	75,448	(3,851)	—	71,597
General and administration	40,708	2,927	12,457	56,092
Sales and marketing	28,766	18	—	28,784

Six months ended September 30, 2024
Revenue	149,255	31,715	—	180,970
Excise tax	(16,413)	—	—	(16,413)
Net revenue	132,842	31,715	—	164,557
Cost of sales	69,493	27,350	—	96,843
Gross profit before fair value adjustments	63,349	4,365	—	67,714
General and administration (Note 2(c))	35,569	1,583	7,866	45,018
Sales and marketing	27,703	42	—	27,745

AURORA CANNABIS INC.
Notes to the Interim Condensed Consolidated Financial Statements
Three and six months ended September 30, 2025 and 2024
($ thousands of Canadian dollars, unless otherwise noted)

Geographical Segments	Canada	EU	Australia and New Zealand	Total
	$	$	$	$
Non-current assets other than financial instruments
September 30, 2025	270,378	31,570	26,471	328,419
March 31, 2025	294,204	29,751	40,908	364,863

Three months ended September 30, 2025
Net revenue	47,715	31,070	11,581	90,366
Gross profit before fair value adjustments	8,785	20,650	6,194	35,629

Three months ended September 30, 2024
Net revenue	46,075	19,965	15,082	81,122
Gross profit before fair value adjustments	15,168	15,018	9,032	39,218

Six months ended September 30, 2025
Net revenue	108,644	56,020	23,725	188,389
Gross profit before fair value adjustments	22,156	36,449	12,992	71,597

Six months ended September 30, 2024
Net revenue	109,426	30,700	24,431	164,557
Gross profit (loss) before fair value adjustments	30,380	22,184	15,150	67,714

There were no customers contributing 10% or more of the Company’s total net revenue for the three months ended September 30, 2025 and 2024.

For the six months ended September 30, 2025, net revenue included revenue from one customer of approximately $22.1 million in the plant propagation segment (six months ended September 30, 2024 – one customer of $21.6 million), contributing 10% or more of the Company’s total net revenue.

AURORA CANNABIS INC.
Notes to the Interim Condensed Consolidated Financial Statements
Three and six months ended September 30, 2025 and 2024
($ thousands of Canadian dollars, unless otherwise noted)

Note 13    Fair Value of Financial Instruments
The carrying values of the financial instruments as at September 30, 2025 are summarized in the following table:

	Amortized cost	FVTPL	Total
	$	$	$
Financial Assets
Cash and cash equivalents	95,689	—	95,689
Restricted cash	46,257	—	46,257
Accounts receivable, excluding sales taxes and lease receivable	42,999	—	42,999
Lease receivable	6,033	—	6,033
Financial Liabilities
Accounts payable and accrued liabilities	49,345	—	49,345
Lease liabilities	40,579	—	40,579
Derivative liabilities	—	7,554	7,554
Other long term liabilities	499	—	499
Loans and borrowings	59,757	—	59,757
The following is a summary of financial instruments measured at fair value segregated based on the various levels of inputs:

	Notes	Level 1	Level 2	Level 3	Total
		$	$	$	$
As at September 30, 2025
Other long term liability		499	—	19,121	19,620
Derivative liabilities	7(c), 8(e)	2,983	4,571	—	7,554

As at March 31, 2025
Other long term liability		498	—	47,597	48,095
Derivative liabilities	7(c), 8(e)	3,111	2,420	—	5,531

There were no changes in the nature, characteristics and risks of financial instruments that would result in a change in classification of financial assets and financial liabilities disclosed above. There were no transfers between fair value measurement hierarchy levels during the six months ended September 30, 2025.
Other long-term liability includes the put option arising from the acquisition of Bevo. The put option is valued using a Monte Carlo simulation model. The determination relies on forecasted information, of which the significant assumptions used within the model are revenue, cost of sales and operating expenses. As at September 30, 2025, the present value of the amount payable on exercise of the put option was $19.1 million (March 31, 2025 – $47.6 million), which is recorded in other long-term liability in the interim condensed consolidated statements of financial position. The change during the six months ended September 30, 2025 of $28.5 million (six months ended September 30, 2024 – $8.0 million) is recorded in deficit in the interim condensed consolidated statements of changes in equity.

Note 14    Commitments and Contingencies

In the normal course of business, the Company is obligated to make future payments, including contractual obligations and non-cancellable commitments. The Company is also subject to litigation and similar claims in the ordinary course of our business. A discussion of these items is included in the ”Commitments and Contingency” section of the annual consolidated financial statements. Updates to material litigation matters for the three and six months ended September 30, 2025 are outlined below.

•The claim filed on June 15, 2020 with the Court of King's Bench of Alberta against Aurora and a former officer alleging breach of obligations under a term sheet was dismissed by the court without liability; and

•In the case of the purported securities class action filed on August 10, 2020 with the Court of the King's Bench of Alberta against the Company and certain former executive officers, the Company filed an appeal to the Court’s decision to dismiss the Company’s motion to disallow plaintiff’s Amended Statement of Claim. The appeal hearing is scheduled to occur in April 2026.

Note 15    Subsequent Event

On October 16, 2025, the Company completed the previously disclosed share sale of a wholly-owned subsidiary of ICC domiciled in Uruguay.